Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 1, 2016

Relating to Preliminary Prospectus dated June 1, 2016

Registration No. 333-208916

Updates and Supplements Appearing in Preliminary Prospectus

Dated June 1, 2016

On June 1, 2016, Clearside Biomedical, Inc. (the “Company”) filed Amendment No. 3 to its Registration Statement on Form S-1 (Registration No. 333-208916) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated May 11, 2016 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 3 (the “Preliminary Prospectus”). These changes relate to a reduction in the assumed initial public offering price and the resulting impact on shares outstanding given anti-dilution provisions of the Company’s Series C convertible preferred stock and a reduction in the estimated net proceeds of the offering. A copy of the Preliminary Prospectus is included in Amendment No. 3 and may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1539029/000119312516609681/d742552ds1a.htm

The following summarizes the amendments and supplements appearing in the Preliminary Prospectus. References to “we,” “us,” “our” or “the Company” are used in the manner described in the Preliminary Prospectus.

Common stock offered by us	7,200,000 shares (or 8,280,000 shares if the underwriters exercise their option to purchase additional shares in full).

Assumed initial public offering price	$7.00 per share, the estimated price set forth on the cover page of the Preliminary Prospectus.

Common stock to be outstanding immediately after this offering	19,592,708 shares, assuming a conversion rate for the convertible preferred stock based on the assumed initial public offering price of $7.00 per share.

Use of Proceeds	We estimate that the net proceeds from our sale of 7,200,000 shares of common stock at an assumed initial public offering price of $7.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $43.9 million, or $50.9 million if the underwriters exercise in full their option to purchase additional shares.

We intend to use approximately $15.0 million of the net proceeds received from this offering to complete our ongoing Phase 3 clinical trial of CLS-1001 in uveitis patients, approximately $14.0 million to initiate and begin conducting our Phase 3 clinical program for CLS-1003 in RVO patients, approximately $6.0 million to prepare our IND for, and complete our planned Phase 1/2 clinical trial of, CLS-1002 in wet AMD patients, and the remainder to fund continued research and development of our earlier-stage programs, including drug discovery for potential new applications for our SCS microinjection technology, and for working capital and other general corporate purposes.

Anti-dilution Adjustment	The Company has revised the disclosure throughout the Preliminary Prospectus to describe the impact on the number of shares outstanding of certain anti-dilution provisions contained in the Company’s convertible preferred stock. In particular, the Company added the following disclosure on pages 13 and 173:

The number of shares of our common stock to be issued upon the conversion of all outstanding shares of our Series C convertible preferred stock depends in part on the initial public offering price of our common stock. The terms of our Series C convertible preferred stock provide that the ratio at which each share of such series converts into shares of our common stock in connection with this offering will increase if the initial public offering price is below $8.34 per share, which would result in additional shares of our common stock being issued upon conversion of our Series C convertible preferred stock immediately prior to the closing of this offering. Based upon the anticipated initial public offering price of $7.00 per share, the outstanding shares of our Series C convertible preferred stock will convert into an aggregate of 2,539,198 shares of our common stock immediately prior to the closing of this offering. For illustrative purposes only, the table below shows the number of shares of our common stock that would be issuable upon conversion of the Series C convertible preferred stock at various initial public offering prices and the resulting total number of outstanding shares of our common stock as a result, assuming that the number of shares to be offered by us, as set forth on the cover of this prospectus, remains the same:

Assumed Public Offering Price ($)	Approximate Series C Convertible Preferred Stock Conversion Ratio (#)	Shares of Common Stock Issuable upon Conversion of Series C Convertible Preferred Stock (#)	Total Common Stock Outstanding After this Offering (#)
$6.00	0.5035	2,656,031	19,709,470
$6.50	0.4922	2,596,331	19,649,770
$7.00	0.4814	2,539,198	19,592,708
$7.50	0.4710	2,484,602	19,538,041
$8.00	0.4611	2,432,098	19,485,537
$8.50	0.4545	2,397,569	19,451,008

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (631) 274-2806 or by fax at (631) 254-7140 or from Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, California 94104, Attn: Syndicate, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com.